Exhibit 12.1

BURLINGTON NORTHERN SANTA FE, LLC and SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(In millions, except ratio amounts)
(Unaudited)

	Nine Months Ended September 30,
	2014	2013
Earnings:
Income before income taxes	$4,295	$4,242
Add:
Interest and other fixed charges, excluding capitalized interest	613	536
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	148	143
Distributed income of investees accounted for under the equity method	5	5
Amortization of capitalized interest	2	1
Less:
Equity in earnings of investments accounted for under the equity method	13	10
Total earnings available for fixed charges	$5,050	$4,917
Fixed charges:
Interest and fixed charges	$635	$559
Reasonable approximation of portion of rent under long-term operating leases representative of an interest factor	148	143
Total fixed charges	$783	$702
Ratio of earnings to fixed charges	6.45x	7.00x

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